                                                                   EXHIBIT 12.01

                        Windrose Medical Properties Trust
           Computation of Ratio of Earnings to Combined Fixed Charges
                          and Preferred Share Dividends
                             (dollars in thousands)

                                                                    For the three          For the Year Ended December 31,
                                                                     months ended   ---------------------------------------------
                                                                    March 31, 2006  2005(1)   2004     2003   2002(2)(3)  2001(3)
                                                                    --------------  -------   ----     ----   ----------  -------
EARNINGS
  Pre-tax income (loss) from continuing operations                     $1,282      $ 4,997  $ 3,854   $1,062  $(1,344)    $ 269
  Interest expense including amortization of loan orgination fees       7,345       12,877    8,167    3,306      241        36
  Amortization of interest capitalized                                     20            -        -        -        -         -
  Estimate of interest in rental expense                                   60           65        -        -        -         -
                                                                       ------      -------  -------   ------  -------     -----
Earnings Total                                                         $8,707      $17,939  $12,021   $4,368  $(1,103)    $ 305
                                                                       ------      -------  -------   ------  -------     -----

COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS
  Interest expense including amortization of loan orgination fees      $7,345      $12,877  $ 8,167   $3,306   $  241     $  36
  Interest expense capitalized                                              -        3,204       63        -        -         -
  Estimate of interest in rental expense                                   60           65        -        -        -         -
  Preferred share dividends (4)                                           971        1,995        -        -        -         -
                                                                       ------      -------  -------   ------   ------     -----
Combined Fixed Charges Total                                           $8,376      $18,141  $ 8,230   $3,306   $  241     $  36
                                                                       ------      -------  -------   ------   ------     -----

  Ratio of earnings to combined fixed charges and preferred
   share dividends                                                       1.04         0.99     1.46     1.32    (4.58)     8.47
                                                                       ======      =======  =======   ======   ======     =====
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(1)   Earnings for the year ended December 31, 2005 were inadequate to cover combined fixed charges and preferred share dividends, with a deficiency of approximately $202.

(2) Earnings for the year ended December 31, 2002 (including periods prior to the completion of our initial public offering) were inadequate to cover combined fixed charges, with a deficiency of approximately $1,344.

(3) We completed our initial public offering on August 21, 2002. Information for periods prior to that date related to our predecessor.

(4) For the years ended December 31, 2004, 2003, 2002 and 2001, we had no preferred shares of beneficial interest outstanding.